Filed by Amcor plc

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Berry Global Group, Inc.

Commission File No.: 333-284248

Explanatory Note: The following communication was distributed by Amcor plc to employees on March 7, 2025.

Colleagues,

It’s an exciting time at Amcor, as we continue to advance toward becoming an even stronger organization with the planned combination with Berry Global, targeted for the middle of the year. I’m pleased to share these updates on our progress to keep everyone informed — and inspired — about this incredible opportunity to accelerate the possible in ways neither company could do on its own.

We recently achieved a major milestone, with the overwhelming approval of the combination from Amcor and Berry Global shareholders. And, our integration planning efforts are making strides across our global and regional workstreams. The regional teams from both companies met for the first time at an integration summit to synchronize our approach and deliverables, and the event was very productive. Over the course of more than 80 cross-workstream working sessions, the regional and global teams discussed more than 360 areas of collaboration. They also identified over 650 key actions needed to ensure a smooth Day 1 and help us achieve our aspirations for this combination. I continue to be impressed by the energy and commitment the teams demonstrate, and how closely aligned we are in the way we operate. We not only share similar cultures but also a strong desire to go above and beyond to deliver our commitments. I am eager to begin working alongside our new colleagues after our companies combine.

There are a number of milestones still ahead, and we will continue to keep you updated. Until then, please remain focused on staying safe and delivering each day for our customers. If you want to learn more, visit the Amcor-Berry Combination hub, which contains information about the combination, FAQs and a place to ask questions. Also, don’t forget to “Meet Berry” in our article series that details who Berry is and what they will bring to the new Amcor.

Thank you for your support.

Kirby Losch

Senior Vice President, Integration Management Office

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain statements that are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified with words like “believe,” “expect,” “target,” “project,” “may,” “could,” “would,” “approximately,” “possible,” “will,” “should,” “intend,” “plan,” “anticipate,” "commit," “estimate,” “potential,” "ambitions," “outlook,” or “continue,” the negative of these words, other terms of similar meaning, or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed Transaction (as defined herein), the impact of the proposed Transaction on Amcor's business and future financial and operating results and prospects, and the amount and timing of synergies from the proposed Transaction, are based on the current estimates, assumptions, projections and expectations of the management of Amcor and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties many of which are beyond Amcor's control. Neither Amcor nor any of its respective directors, executive officers, or advisors, provide any representation, assurance, or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor's business, the proposed Transaction and the ability to successfully complete the proposed Transaction and realize its expected benefits. Risks and uncertainties that could cause actual results to differ from expectations include, but are not limited to: occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger ("Merger Agreement") in connection with the proposed merger (the "Transaction") of Amcor and Berry Global Group, Inc. ("Berry"); risk that the conditions to the completion of the proposed Transaction with Berry (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; risks arising from the integration of the Amcor and Berry businesses; risk that the anticipated benefits of the proposed Transaction may not be realized when expected or at all; risk of unexpected costs or expenses resulting from the proposed Transaction; risk of litigation related to the proposed Transaction; risks related to the disruption of management's time from ongoing business operations as a result of the proposed Transaction; risk that the proposed Transaction may have an adverse effect on our ability to retain key personnel and customers; general economic, market and social developments and conditions; evolving legal, regulatory and tax regimes under which we operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed Transaction that could affect our financial performance; changes in consumer demand patterns and customer requirements in numerous industries; the loss of key customers, a reduction in their production requirements, or consolidation among key customers; significant competition in the industries and regions in which we operate; an inability to expand our current business effectively through either organic growth, including product innovation, investments, or acquisitions; challenging global economic conditions; impacts of operating internationally; price fluctuations or shortages in the availability of raw materials, energy, and other inputs which could adversely affect our business; production, supply, and other commercial risks, including counterparty credit risks, which may be exacerbated in times of economic volatility; pandemics, epidemics, or other disease outbreaks; an inability to attract and retain our global executive team and our skilled workforce and manage key transitions; labor disputes and an inability to renew collective bargaining agreements at acceptable terms; physical impacts of climate change; cybersecurity risks, which could disrupt our operations or risk of loss of our sensitive business information; failures or disruptions in our information technology systems which could disrupt our operations, compromise customer, employee, supplier, and other data; a significant increase in our indebtedness or a downgrade in our credit rating could reduce our operating flexibility and increase our borrowing costs and negatively affect our financial condition and results of operations; rising interest rates that increase our borrowing costs on our variable rate indebtedness and could have other negative impacts; foreign exchange rate risk; a significant write-down of goodwill and/or other intangible assets; a failure to maintain an effective system of internal control over financial reporting; an inability of our insurance policies, including our use of a captive insurance company, to provide adequate protection against all of the risks we face; an inability to defend our intellectual property rights or intellectual property infringement claims against us; litigation, including product liability claims or litigation related to Environmental, Social, and Governance ("ESG"), matters or regulatory developments; increasing scrutiny and changing expectations from investors, customers, suppliers, and governments with respect to our ESG practices and commitments resulting in additional costs or exposure to additional risks; changing ESG government regulations including climate-related rules; changing environmental, health, and safety laws; changes in tax laws or changes in our geographic mix of earnings; and other risks and uncertainties are supplemented by those identified from time to time in our filings with the Securities and Exchange Commission (the “SEC”), including without limitation, those described under Part I, "Item 1A - Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and as updated by our quarterly reports on Form 10-Q. You can obtain copies of Amcor’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and Amcor does not undertake any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.